K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Clifford J. Alexander D 202.778.9068 F 202.778.9100 clifford.alexander@klgates.com

April 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Liberty All-Star Growth Fund, Inc. (the “Fund”)

File Nos. 811-04537; 333-254521

Pre-Effective Amendment No. 1 to Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith for filing is a copy of Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, including exhibits, for filing under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended, relating to the Fund’s rights offering (the “Amendment”). The Amendment is marked to show changes made since the previous filing. This transmission includes a conformed signature page. The manually signed original of this document is maintained at the offices of the Fund.

The Fund’s initial registration statement relating to its rights offering was originally filed on March 19, 2021 (Accession No. 0001398344-21-006837) and a filing fee of $109.10, required by Section 6 of the 1933 Act, was paid at that time. The Fund confirms that the U.S. Securities and Exchange Commission has received a filing fee in the amount of $10,630.65, relating to the additional shares being registered at this time.

This Amendment is being filed primarily to incorporate (1) the required financial information and (2) other minor changes to the Fund’s prospectus and statement of additional information.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.778.9068.

Sincerely,

/s/ Clifford J. Alexander
Clifford J. Alexander

Enclosure

cc:	Sareena Khwaja-Dixon

ALPS Fund Services, Inc.